centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 May, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	4 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

08002745

RECEIVED
2008 MAY 22 A 8:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 27 2008 E
THOMSON REUTERS

dlw 5/22

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 May 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 $^{14}/_{81}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 20 May 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 May 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	62	680,211
Sam Laidlaw	62	342,262
Nick Luff	63	200,554
Jake Ulrich	63	918,834
Persons Discharging Managerial Responsibility		
Grant Dawson	62	316,092
Catherine May	63	6,496
Anne Minto	62	231,715
Chris Weston	63	153,904

* The 'Number of Shares Acquired' includes 43 Partnership shares (42 Partnership shares for Sam Laidlaw, Phillip Bentley, Grant Dawson, and Anne Minto with a lower residual balance) acquired at 296.00 pence per share and 20 Matching shares acquired at 291.25 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 9,000 ordinary shares of 6 $^{14}/_{81}$ pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards May's allocation of Matching shares. The Directors and PDMRs listed above, together with some 5,176 other employees, are participants in the SIP and are potentially interested in the remaining 9,283 shares held by Equiniti Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

END